Exhibit 99.1

MARKET RELEASE

30 January 2018

Sundance Energy Australia Limited

TRADING HALT

The securities of Sundance Energy Australia Limited (the “Company”) will be placed in Trading Halt Session State at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in Trading Halt Session State until the earlier of the commencement of normal trading on Friday, 2 February 2018 or when the announcement is released to the market.

Security Code:                                                                              SEA

Belinda Chiu

SENIOR ADVISER, LISTINGS COMPLIANCE

Ground Floor, 28 Greenhill Road, Wayville, South Australia 5034 ACN112 202 883
Telephone: +61 8 8363 0388 Facsimile: +61 8 8132 0766 www.sundanceenergy.com.au
 Sundance Energy Australia Limited ABN 76 112 202 883

30 January 2018

Belinda Chiu

Senior Adviser, Listings Compliance

ASX Compliance Pty Ltd

20 Bridge Street

Sydney NSW 2000

Dear Belinda,

REQUEST FOR TRADING HALT

Sundance Energy Australia Limited (ASX: SEA) (SEA) requests an immediate trading halt to be placed on its securities.

For the purposes of ASX Listing Rule 17.1, and in support of its request, SEA advises that:

1.              the trading halt is requested pending an announcement by SEA in relation to a potential corporate transaction and associated capital raising;

2.              it requests that the trading halt remain in place until the earlier of the time it makes an announcement to the market or the commencement of normal trading on Friday, 2nd February 2018; and

3.              it is not aware of any reason why the trading halt should not be granted or any other information necessary to inform the market about the trading halt.

Yours sincerely,

Mike Hannell
Chairman